UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission file number 001-34906
BODY CENTRAL CORP.

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)
6225 Powers Avenue, Jacksonville, FL 32217
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common Stock
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration.

☐ 17 CFR 240.12d2-2(a)(1)

☐ 17 CFR 240.12d2-2(a)(2)

☐ 17 CFR 240.12d2-2(a)(3)

☐ 17 CFR 240.12d2-2(a)(4)

☐ Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒ Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.1

Pursuant to the requirements of the Securities Exchange Act of 1934, Body Central Corp. (Name of Issuer or Exchange) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notfiication to be signed on its behalf by the undersigned duly authorized person.

July 9, 2014	By:	/s/ Richard L. Walters, Jr.	Executive Vice President, Chief Financial Officer and Treasurer
Date		Name	Title

1 The Issuer notes that, although Rule 12d2-2(c) provides that the Company notify the NASDAQ Stock Market (“NASDAQ”) in writing at least 10 days before it files this Form 25, the Company provided 9 days written notice to NASDAQ of its determination to voluntarily delist from NASDAQ, and NASDAQ has notified the Issuer that it will remove the Issuer’s Common Stock from listing commencing prior to the opening of trading on July 9, 2014.
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